UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

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contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

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to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA PRESENT TRADE UNIONS WITH PLAN TO REDIMENSION THE WORKFORCE AND REDUCE LABOUR COSTS OF SPECIFIC DIVISIONS

The previously announced  project to recruit 4,000 young people has been postponed for now, until a law has been defined that supports generational change in companies with a high average age, at the same time enabling employment levels to be protected

Rome, 23 July 2015

Telecom Italia announces that in a meeting held today at the Ministry of Economic Development, it has informed the Trade Union Organisations of the need to start negotiations about staffing levels within the Group and on the need to realign labour costs in specific divisions within the Company.

In recent months Telecom Italia has been working on a plan that envisaged creating up to 4,000 new jobs for young over the next four years, following the introduction of a so called "expansive solidarity" programme.

This legal provision would have enabled current employment levels to be protected, allowing progressive implementation of generational change in companies with employees of high average age, as is the case for Telecom Italia, to ensure the relevant skill sets and new expertise are met.

"Expansive solidarity", which was initially put forward by the Italian Government as one of the proposals for the labour market reform, has not yet been included in the published decrees of the Jobs Act. Telecom Italia – still willing to implement a project to hire young people - has decided to postpone all decisions regarding new recruitment until the Government takes the next steps on this subject.

Consequently, as of today, the staffing issues remains and, in some divisions, also the issue of labour costs. Telecom Italia has therefore informed trade unions about a plan that envisages:

-          for the Caring Service (Customer Services) sector, as already provided by the 2013 business plan, the move in house of the sector employees into the new subsidiary Tim Caring Srl, within a short period of time. Furthermore, excesses have been identified within the division Directory Assistance, for whom the current defensive solidarity arrangements expire in August

-          excesses have been mostly  identified also within Staff areas (in the broader sense of the term,including business support activities) and in fewer numbers in the Cross Activity business of Open Access and in Telecom Italia Information Technology

The number of redundancies communicated to the Trade Union Organisations is approximately 1,700 in the whole Telecom Italia Group.

The Company is willing to further discuss with the Trade Unions to identify the needed solutions that conjugate safeguard of employment with efficient and sustainable labour cost. The parties have agreed to carry on negotiations at the Ministry over the next days.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager